                                                                 EXHIBIT (a)(1)

                 CARLYLE REAL ESTATE LIMITED PARTNERSHIP--VII
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                                   May 26, 1998

Dear Interestholders:

  A group that includes affiliates of MacKenzie Patterson, Inc. has commenced a tender offer (the "Offer") to acquire up to approximately 15% of the outstanding limited partnership interests (the "Interests") in Carlyle Real Estate Limited Partnership--VII (the "Partnership") at a purchase price of $800 per Interest.

  The Board of Directors of JMB Realty Corporation ("JMB"), the Corporate General Partner of the Partnership, has formed a special committee (the "Special Committee") consisting of certain Directors of JMB to consider and respond to offers for Interests that may be received, including the Offer. THE SPECIAL COMMITTEE HAS DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF INTERESTHOLDERS. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS.

  The Special Committee recommends that you consider the following, together with the information in the Partnership's Schedule 14D-9 accompanying this letter, in connection with the $800 Offer:

  . On April 8, 1998, the Partnership sold its sole remaining real property interest. During 1998 the Partnership expects to make distributions of between $1,090 and $1,130 per Interest, based upon its estimate of the likely expense of winding down the Partnership's affairs. A DISTRIBUTION OF $1,050 PER INTEREST WILL BE MADE IN MAY 1998 TO INTERESTHOLDERS OF RECORD AS OF MAY 22, 1998 AS THE FIRST INSTALLMENT OF YOUR FINAL LIQUIDATING DISTRIBUTIONS. IF YOU SELL YOUR INTERESTS PURSUANT TO THE OFFER YOU WILL NOT RECEIVE THE BENEFIT OF THIS DISTRIBUTION.

  . Is your right as an Interestholder to receive $1,050 to be distributed in May 1998 plus a potential additional distribution before year-end worth only $800 to you? In other words, do you want to sell your Interests pursuant to the Offer for substantially less money than you will get from a distribution in May 1998 if you do not sell your Interests?

  If you have tendered your Interests pursuant to the Offer, you may wish to withdraw your Interests by complying with the requirements of Section 4 of the Offer to Purchase. If you wish to retain your Interests and have not already tendered them pursuant to the Offer, you need not take any action. You should consult with your personal tax advisor and financial consultant prior to accepting any offer and tendering your Interests.

  On behalf of the Special Committee.

                                          Very truly yours,

                                          Carlyle Real Estate Limited
                                          Partnership--VII

                                          By: JMB Realty Corporation
                                          Corporate General Partner

                                          By:
                                              Judd D. Malkin, Chairman